Exhibit 99.1

Scisparc Announces the Full Exercise of Pre-Funded Warrants

TEL AVIV, Israel, Aug. 19, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the full exercise of 3,211,100 pre-funded warrants that were issued as part of a private placement financing for gross proceeds of $10 million, which closed on June 1, 2022.

The full exercise of the 3,211,100 pre-funded warrants, which were exercised at a nominal exercise price of $0.001 per share, has resulted in the issuance of 3,211,100 ordinary shares.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055